UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

M & F Worldwide Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

552541104
(CUSIP Number)

Bay Harbour Management, L.C.
885 Third Avenue, 34th Floor
New York, New York 10022
(212)371-2211
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552541104

1	Names of Reporting Persons. Bay Harbour Management, L.C. I.R.S. Identification Nos. of Above Persons (entities only)

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization

Florida
	7	Sole Voting Power

Number of	8	Shared Voting Power 1,653,112

Beneficially
	9	Sole Dispositive Power
Owned
	10	Shared Dispositive Power 1,653,112

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,112

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11) 7.84%

14	Type of Reporting Person (See Instructions)	IA

CUSIP No. 552541104

1	Names of Reporting Persons. Steven A. Van Dyke I.R.S. Identification Nos. of Above Persons (entities only)

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

PF, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization

United States of America
	7	Sole Voting Power 17,000

Number of	8	Shared Voting Power 1,655,112

Beneficially	9	Sole Dispositive Power 17,000

Owned	10	Shared Dispositive Power 1,655,112

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,112

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 7.84%

14	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on December 29, 2006, as amended by Amendment No. 1, filed on March 8, 2007, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of M & F Worldwide Corp., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 35 East 62nd Street, New York, NY, 10021.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 2 as follows:

Item 2.    Identity and Background

(a-f) This Schedule 13D is being filed by Bay Harbour Management L.C. (“Bay Harbour”) and Steven A. Van Dyke (“Mr. Van Dyke”, and together with Bay Harbour, the “Reporting Persons”) who, together with Douglas P. Teitelbaum, and John D. Stout, serves as a director, executive officer and control person of Bay Harbour.

Mr. Van Dyke, a citizen of the United States of America, has a business address of 885 Third Avenue, 34th Floor, New York, NY 10022. His principal occupation is Managing Principal of Bay Harbour. Douglas P. Teitelbaum, a citizen of the United States of America, has a business address of 885 Third Avenue, 34th Floor, New York, NY 10022. His principal occupation is Principal of Bay Harbour. John D. Stout, a citizen of the United States of America, has a business address of 885 Third Avenue, 34th Floor, New York, NY 10022. His principal occupation is Principal of Bay Harbour.

Bay Harbour is a Florida limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, with a business address of 885 Third Avenue, 34th Floor, New York, NY 10022.

During the past five years, neither Bay Harbour nor any of Messrs. Van Dyke, Teitelbaum or Stout have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The source of the $2,087,665.80 used by Bay Harbour to purchase shares of the Common Stock on August 30, 2007 and to make all prior and subsequent purchases of shares of the Common Stock reported in this Schedule 13D were various investment funds and accounts managed on a discretionary basis by Bay Harbour (the “Funds”). Mr. Van Dyke used $103,013.20 of his personal funds to purchase shares of the Common Stock on August 16, 2007, and to make all other purchases of shares of the Common Stock reported by him in this Schedule 13D.

Item 4.    Purpose of Transaction

Bay Harbour has purchased, on behalf of the Funds, shares of the Common Stock reported by it for investment for the Funds and it has either shared or sole investment power and voting power with respect to the Common Stock reported by it. Mr. Van Dyke has acquired shares of the Common Stock for investment purposes, and has either sole or shared investment and voting power with respect to the Common Stock reported by him. Bay Harbour and Mr. Van Dyke acquired the Common Stock because they each considered the Common Stock to be an attractive investment opportunity. Bay Harbour may cause the Funds, or other investment entities which it advises or manages, to make further acquisitions of shares of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds or other investment entities at any time, and Mr. Van Dyke may also acquire additional shares of Common Stock or dispose of any and all of his holdings of the Common Stock at any time.

The Reporting Persons have determined that they expect their current holdings, recent acquisitions and any future acquisitions of shares of Common Stock have been and will be in the ordinary course of their business, and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as participants in any transaction having such purpose or effect. As a result, the Reporting Persons will henceforth be filing reports regarding their holdings of the Common Stock on Schedule 13G, in accordance with the rules promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons intend continuously to review their investments in the Issuer and may in the future change their present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other equity securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, either or both of the Reporting Persons may cause the sale of all or part of the shares of Common Stock held by them, or may cause the purchase of additional shares of Common Stock or other equity securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, either or both of the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that either Reporting Person will take any of the actions set forth in the preceding paragraph. The Reporting Persons currently have no plan or proposal which relates to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future and to discontinue filing of Schedule 13G in favor of filing Schedule 13D in connection with such Reporting Person’s holdings of shares of Common Stock.

Item 5.    Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, Bay Harbour beneficially owns 1,653,112 shares of Common Stock. Bay Harbour shares voting and dispositive power over such holdings with the Funds. As of September 6, 2007, the shares of Common Stock held by Bay Harbour represented 7.75% of the approximate total 21,331,270 shares of Common Stock outstanding as previously reported by the Issuer. None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

Mr. Van Dyke currently beneficially owns 19,000 shares of Common Stock, and has sole voting and dispositive power with respect to 17,000 of such shares, while sharing voting and dispositive power with his spouse with respect to the remaining 2,000 shares. As of September 6, 2007, the shares of Common Stock beneficially owned by Mr. Van Dyke represented 0.09% of the approximate total shares of Common Stock outstanding as previously reported by the Issuer.

(b) Bay Harbour and the Funds share voting and dispositive power over the 1,653,112 shares of Common Stock held directly by the Funds. Mr. Van Dyke, as described above, has sole voting and dispositive power with respect to 17,000 shares of Common Stock, and shares voting and dispositive power with respect to 2,000 shares of Common Stock with his spouse.

(c) Within the last sixty days, Bay Harbour, on behalf of the Funds, made the following purchases of the Common Stock in the open market:

Date	No. of shares acquired	Price per share
July 31	5,000	$ 58.242
August 1	20,000	$ 57.986
August 2	20,000	$ 57.937
August 3	10,000	$ 57.667
August 21	27,000	$ 50.458
August 22	28,000	$ 54.881
August 23	25,000	$ 54.654
August 24	30,000	$ 57.472
August 27	20,000	$ 58.879
August 28	30,000	$ 57.264
August 29	35,000	$ 56.262
August 30	37,000	$ 56.423
August 31	8,000	$ 56.361

Mr. Van Dyke’s only transaction regarding the Common Stock within the last sixty days was the purchases of 2,000 shares of the Common Stock in the open market on August 16, 2007, at a price of $51.659 per share.

(d) Other than the persons that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of the relationships between Mr. Van Dyke, Bay Harbour and the Funds, as described in Item 2, Mr. Van Dyke, Bay Harbour and the Funds may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Mr. Van Dyke and Bay Harbour expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Funds (and Bay Harbour expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by Mr. Van Dyke) and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that Mr. Van Dyke or Bay Harbour is a beneficial owner of any such shares.

Item 7.    Material to be Filed as Exhibits

1. Joint filing agreement dated September 6, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: September 6, 2007	Bay Harbour Management, L.C.

/s/ Kurt Cellar
Name: Kurt Cellar
Title: Partner

/s/ Steven A. Van Dyke

EXHIBIT A

JOINT FILING AGREEMENT

Bay Harbour Management L.C. and Steven A. Van Dyke, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person, that each such person is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein.

Date: September 6, 2007	Bay Harbour Management, L.C.

/s/ Kurt Cellar
Name: Kurt Cellar
Title: Partner

/s/ Steven A. Van Dyke